

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 13, 2009

Mr. Eduardo S. Elsztain
Chief Executive Officer
Moreno 877, 22nd Floor
(C1091AAQ) Buenos Aires, Argentina

      Re: **Cresud Inc.**
                Form 20-F/A for Fiscal Year Ended June 30, 2008
                Filed December 30, 2008
                File No. 001-29190

Dear Mr. Elsztain:

      We have completed our review of your Form 20-F/A and related filings and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services